[Johnson Rice & Company, L.L.C. Letterhead]
October 30, 2006
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Attn: Timothy Levenberg

Re:	Aurora Oil & Gas Corporation — Amendment No. 4 to Registration Statement on Form SB-2 (File No. 333-137176)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Johnson Rice & Company, L.L.C., as lead managing underwriter (the “Managing Underwriter”) hereby joins in the request of Aurora Oil & Gas Corporation (the “Issuer”) that the above-referenced registration statement on Form SB-2 be declared effective at 3:00 p.m., Eastern Time, on November 1, 2006, or as soon thereafter as practicable.
     Pursuant to Rule 460 promulgated under the Act, please be advised that through the date hereof, the Managing Underwriter had effected the following approximate distribution of copies of the Preliminary Prospectus dated October 19, 2006 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	6400
Dealers	0
Institutions	0
Others	0
Total	6400

     If you have any questions, please call the undersigned at (504) 584-1247 or Michael Mayes of Vinson & Elkins LLP at (214) 220-7837.

Very truly yours, JOHNSON RICE & COMPANY, L.L.C.
/s/ Joshua C. Cummings
Joshua C. Cummings
Partner